Exhibit 99.9

January 13, 2021	BY EMAIL mark.faulkner@thecse.com

Canadian Securities Exchange (the “CSE”)
100 King Street West, Suite 7210
Toronto, Ontario M5X 1E1

Attention:            Mark Faulkner, Vice President, Listings & Regulation

Dear Mr. Faulkner,

Re:	Curaleaf Holdings, Inc. (the “Corporation”) Stock symbol – CURA

In accordance with Section 2.7(a) of Policy 6 of the CSE Policies and Procedures, this letter hereby confirms that the Corporation has received CAD$316,882,500 in proceeds representing the gross proceeds of the overnight marketed public offering by way of prospectus supplement to the base shelf prospectus of the Corporation, described in the CSE Form 8 – Notice of Prospectus Offering filed by the Corporation on January 8, 2021.

Please confirm if you require anything further at this time.

Yours truly,

CURALEAF HOLDINGS, INC.
Per:

(signed) Michael Carlotti

Michael Carlotti
Chief Financial Officer

CC: Vanessa Coiteux, Stikeman Elliott LLP